Exhibit 99.2

Notice of Availability of Meeting Materials for Glass House Brands Inc. Annual General Meeting of Shareholders to be held on June 24, 2022 Meeting Date and Time: 11:00 a.m. (PST) on June 24, 2022 Location: 645 Laguna Road, Camarillo, California, 93012 You are receiving this notification because Glass House Brands Inc. (the “Company”) has opted to use the “notice-and-access” system for delivery of meeting materials to its shareholders in respect of its annual general meeting of shareholders to be held on June 24, 2022 (the “Meeting”). Instead of receiving paper copies of the notice of Meeting and management information circular of the Company with respect to the Meeting dated May 11, 2022 (the “Circular”), under “notice-and-access” shareholders are receiving this notice with information on how to access the Circular and proxy-related materials (collectively, the “Meeting Materials”) electronically. However, together with this notification, shareholders will continue to receive a proxy or voting instruction form, as applicable, to enable them to vote at the Meeting, together with a supplemental mailing list request card to complete if you wish to receive paper copies of the Company’s financial statements and related management’s discussion and analysis. The use of electronic delivery of the Meeting Materials is more environmentally friendly and cost effective for the Company, reducing the Company’s paper and printing use and printing and mailing costs. This communication is not a form for voting and presents only an overview of the more complete information in the Circular which contains important information and can be accessed online as provided below. Shareholders are reminded to review Circular prior to voting. These Meeting Materials are available at: https://ir.glasshousebrands.com/agm OR www.sedar.com Only shareholders who own shares of the Company at the close of business on the record date of May 2, 2022 may vote at the Meeting or any adjournment or postponement of the Meeting. Obtaining Paper Copies of the Meeting Materials Shareholders may request to receive paper copies of the Meeting Materials by mail at no cost. Requests for paper copies must be received by June 10, 2022 in order to receive the paper copy in advance of the Meeting. The Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Circular will be sent to such shareholders within 10 days of their request. Shareholders may request to receive a paper copy of the Meeting Materials for up to one year from the date the Meeting Materials were filed on www.sedar.com. For more information regarding notice-and-access or to obtain a paper copy of the Meeting Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting The resolutions to be voted on at the Meeting, described in detail in the Circular, are as follows: •ELECTION OF DIRECTORS: For all shareholders of the Company other than holders of limited voting shares of the Company, to elect directors of the Company for the ensuing year. See the section entitled “Business to be Transacted at the Meeting – Election of Directors” in the Circular. •APPOINTMENT OF AUDITORS: To re-appoint Macias Gini & O'Connell LLP as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Business to be Transacted at the Meeting – Appointment of Auditor” in the Circular. Voting YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, please refer to the instructions on the enclosed proxy or voting instruction form. Your proxy or voting instruction form must be received by 11:00 a.m. (PST) on June 22, 2022 or two business days preceding the date of any adjournment or postponement of the Meeting. Annual Financial Statements The Company is providing paper copies or emailing electronic copies of its annual financial statements, including the auditor’s report thereon, and accompanying management’s discussion and analysis to registered shareholders and beneficial shareholders that have requested to receive annual financial statements including the auditor’s report thereon, and accompanying management’s discussion and analysis and have indicated a preference for either delivery method. Otherwise, the annual financial statements and related management’s discussion and analysis are available under the Company’s profile at www.sedar.com or on the Company’s website at https://ir.glasshousebrands.com/agm